Exhibit 12.2

	Pro forma
	Year Ended 2003	Nine Months Ended 9/30/04
Earnings
Income (loss) before income tax expense (benefit), and discontinued operations	$(28,822)	$(26,090)
Plus: Interest Expense	43,212	28,095
Earnings	$14,390	$2,005
Fixed Charges
Interest Expense	$43,212	$28,095
Preferred Dividends	—	—
Fixed Charges	$43,212	$28,095
Ratio of Earnings to Fixed Charges	0.3x	0.1x